Exhibit 99.1

Alpha Tau Medical Announces First
Quarter 2024 Financial Results and
Provides Corporate Update

- Presented preclinical data demonstrating abscopal immune effect in pancreatic murine tumor models at ESTRO 2024 Congress in Glasgow -

- First patient with liver metastases treated in a feasibility and safety study of Alpha DaRT at the McGill University Health Center in Montreal, Canada -

- Patient recruitment for ReSTART U.S. multi-center pivotal trial and for pancreatic cancer feasibility and safety studies in Canada and Israel currently ongoing -

- Cash, cash equivalents, deposits & restricted deposits balance of $80.7 million with runway of at least two years -

JERUSALEM, May 20, 2024 -- Alpha Tau Medical Ltd. (“Alpha Tau”, or the “Company”) (NASDAQ: DRTS, DRTSW), the developer of the innovative alpha-radiation cancer therapy Alpha DaRT™, reported first quarter 2024 financial results and provided a corporate update.

“This year we remain focused on advancing our ReSTART U.S. multi-center pivotal trial in recurrent cutaneous squamous cell carcinoma, but in parallel we have seen very encouraging initial results from our internal organ trials over the past quarter, which remind us of the broader opportunity set ahead of us,” stated Alpha Tau CEO Uzi Sofer. “Alongside our focus on completing our pivotal trial and feasibility programs, we also continue to make good progress in preparing for potential future product launches by advancing our commercial planning activities and solidifying our supply chain, with a focus on building out our new planned manufacturing facility in Hudson, New Hampshire. Alpha Tau anticipates remaining adequately capitalized to support all of these programs over the coming years,” he concluded.

Recent Corporate Highlights:

●	In May, preclinical data demonstrating an abscopal immune effect in pancreatic murine tumor models was presented at ESTRO 2024 Congress in Glasgow. Initial data demonstrates significant reduction in distant pancreatic cancer tumor growth rate starting from three weeks after first tumor is treated with Alpha DaRT alone. The effect was seen across both Panc02 and KPC tumor models.

●	In May, the first patient with liver cancer metastases was treated in a feasibility and safety study of Alpha DaRT at McGill University Health Center in Montreal, Canada. The trial aims to recruit up to 10 patients who are eligible for a two-staged hepatectomy to resect liver metastases of colorectal cancer. For more information, please refer to https://clinicaltrials.gov/study/NCT05829291.

●	In May, the first patient was treated in a clinical trial at the Rambam Health Care Campus in Haifa, Israel examining the use of Alpha DaRT for focal treatment of recurrent prostate cancer tumors. The trial aims to recruit up to 10 patients with recurrent, non-metastatic prostate adenocarcinoma. For more information, please refer to https://www.clinicaltrials.gov/study/NCT06202248.

Upcoming 2024 Milestones

●	Planning treatment of the first patient in the Israeli recurrent lung cancer safety and feasibility trial in Q2 2024. The trial is currently open for recruitment; for more information please see here: https://www.clinicaltrials.gov/study/NCT05632913

●	Targeting first brain cancer treatment in H2 2024.

●	Targeting completion of patient recruitment in the ReSTART U.S. multi-center pivotal trial in recurrent cutaneous squamous cell carcinoma in H2 2024. The trial is currently open for recruitment; for more information please see here: https://www.clinicaltrials.gov/study/NCT05323253

●	Targeting completion of patient recruitment in the Canadian advanced inoperable pancreatic cancer study in Montreal in H2 2024. The trial is currently open for recruitment; for more information please see here: https://www.clinicaltrials.gov/study/NCT04002479

●	Anticipating response from PMDA in Japan by year-end 2024 for pre-market approval for Alpha DaRT in patients with recurrent head and neck cancer.

Financial results for quarter ended March 31, 2024

R&D expenses for the quarter ended March 31, 2024 were $6.4 million, compared to $6.3 million for the same period in 2023, due to increased employee compensation and benefits, including share-based compensation, and increased preclinical study and clinical trial expenses, particularly as related to its ReSTART U.S. multi-center pivotal trial, offset by increased government grants.

Marketing expenses for the quarter ended March 31, 2024 were $0.5 million, compared to $0.4 million for the same period in 2023, due to increased employee compensation and benefits and increased marketing expenses.

G&A expenses for the quarter ended March 31, 2024 were $1.4 million, compared to $1.9 million for the same period in 2023, due primarily to a reduction in D&O insurance costs.

Financial income, net, for the quarter ended March 31, 2024 was $0.4 million, compared to $0.4 million for the same period in 2023, as an increase in interest from bank deposits was offset by a higher expense from remeasurement of warrants.

For the quarter ended March 31, 2024, the Company had a net loss of $8.0 million, or $0.11 per share, compared to a net loss of $8.2 million, or $0.12 per share, in the first quarter of 2023.

Balance Sheet Highlights

As of March 31, 2024, the Company had cash and cash equivalents, deposits and restricted deposits in the amount of $80.7 million, compared to $84.9 million at December 31, 2023. The Company expects that this cash balance will be sufficient to fund anticipated operations for at least two years.

About Alpha DaRT™

Alpha DaRT (Diffusing Alpha-emitters Radiation Therapy) is designed to enable highly potent and conformal alpha-irradiation of solid tumors by intratumoral delivery of radium-224 impregnated sources. When the radium decays, its short-lived daughters are released from the sources and disperse while emitting high-energy alpha particles with the goal of destroying the tumor. Since the alpha-emitting atoms diffuse only a short distance, Alpha DaRT aims to mainly affect the tumor, and to spare the healthy tissue around it.

About Alpha Tau Medical Ltd.

Founded in 2016, Alpha Tau is an Israeli medical device company that focuses on research, development, and potential commercialization of the Alpha DaRT for the treatment of solid tumors. The technology was initially developed by Prof. Itzhak Kelson and Prof. Yona Keisari from Tel Aviv University.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. When used herein, words including “anticipate,” “being,” “will,” “plan,” “may,” “continue,” and similar expressions are intended to identify forward-looking statements. In addition, any statements or information that refer to expectations, beliefs, plans, projections, objectives, performance or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking. All forward-looking statements are based upon Alpha Tau’s current expectations and various assumptions. Alpha Tau believes there is a reasonable basis for its expectations and beliefs, but they are inherently uncertain. Alpha Tau may not realize its expectations, and its beliefs may not prove correct. Actual results could differ materially from those described or implied by such forward-looking statements as a result of various important factors, including, without limitation: (i) Alpha Tau’s ability to receive regulatory approval for its Alpha DaRT technology or any future products or product candidates; (ii) Alpha Tau’s limited operating history; (iii) Alpha Tau’s incurrence of significant losses to date; (iv) Alpha Tau’s need for additional funding and ability to raise capital when needed; (v) Alpha Tau’s limited experience in medical device discovery and development; (vi) Alpha Tau’s dependence on the success and commercialization of the Alpha DaRT technology; (vii) the failure of preliminary data from Alpha Tau’s clinical studies to predict final study results; (viii) failure of Alpha Tau’s early clinical studies or preclinical studies to predict future clinical studies; (ix) Alpha Tau’s ability to enroll patients in its clinical trials; (x) undesirable side effects caused by Alpha Tau’s Alpha DaRT technology or any future products or product candidates; (xi) Alpha Tau’s exposure to patent infringement lawsuits; (xii) Alpha Tau’s ability to comply with the extensive regulations applicable to it; (xiii) the ability to meet Nasdaq’s listing standards; (xiv) costs related to being a public company; (xv) changes in applicable laws or regulations; and the other important factors discussed under the caption “Risk Factors” in Alpha Tau’s annual report filed on form 20-F with the SEC on March 7, 2024, and other filings that Alpha Tau may make with the United States Securities and Exchange Commission. These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any such forward-looking statements represent management’s estimates as of the date of this press release. While Alpha Tau may elect to update such forward-looking statements at some point in the future, except as required by law, it disclaims any obligation to do so, even if subsequent events cause its views to change. These forward-looking statements should not be relied upon as representing Alpha Tau’s views as of any date subsequent to the date of this press release.

Investor Relations Contact:

IR@alphatau.com

CONSOLIDATED BALANCE SHEET

U.S. dollars in thousands

	December 31, 2023	March 31, 2024
	Audited	Unaudited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$12,657	$7,296
Short-term deposits	69,131	70,257
Restricted deposits	3,152	3,124
Prepaid expenses and other receivables	816	527

Total current assets	85,756	81,204

LONG-TERM ASSETS:
Long term prepaid expenses	471	465
Property and equipment, net	12,798	12,592
Right-of-use asset	8,363	8,183

Total long-term assets	21,632	21,240

Total assets	$107,388	$102,444

CONSOLIDATED BALANCE SHEET

U.S. dollars in thousands

	December 31, 2023	March 31, 2024
	Audited	Unaudited

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Trade Payables	$2,566	$2,459
Other payables and accrued expenses	3,474	3,491
Current maturities of operating lease liabilities	1,062	1,050

Total current liabilities	7,102	7,000

LONG-TERM LIABILITIES:
Long-term loan	5,610	5,526
Warrants liability	3,597	4,486
Operating lease liabilities	6,604	6,366

Total long-term liabilities	15,811	16,378

Total liabilities	22,913	23,378

SHAREHOLDERS’ EQUITY:
Share capital
Ordinary shares of no-par value per share – Authorized: 362,116,800 shares as of December 31, 2023 and March 31, 2024; Issued and outstanding: 69,670,612 and 69,796,755 shares as of December 31, 2023 and March 31, 2024, respectively	-	-
Additional paid-in capital	200,234	202,806
Accumulated deficit	(115,759)	(123,740)

Total shareholders’ equity	84,475	79,066

Total liabilities and shareholders’ equity	$107,388	$102,444

CONSOLIDATED STATEMENT OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

	Three months ended
	March 31,
	2023	2024
	Unaudited

Research and development, net	$6,306	$6,448

Marketing expenses	400	533

General and administrative expenses	1,938	1,443

Total operating loss	8,644	8,424

Financial income, net	(478)	(444)

Loss before taxes on income	8,166	7,980

Tax on income	21	1

Net loss	8,187	7,981

Net comprehensive loss	8,187	7,981

Net loss per share, basic and diluted	$(0.12)	$(0.11)

Weighted-average shares used in computing net loss per share, basic and diluted	69,205,654	69,714,250